UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                               FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

                  Commission File Number: 000-55067


          SMARTER APP WORLD INTERNATIONAL CORPORATION
     (Exact name of registrant as specified in its charter)

                        5348 Vegas Drive
                     Las Vegas, NV 89108
                           310-279-2449
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          Common Stock
   (Title of each class of securities covered by this Form)

                              None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)               / X /

        Rule 12g-4(a)(2)               /__/

        Rule 12h-3(b)(1)(i)           / X  /

        Rule 12h-3(b)(1)(ii)          /__/

        Rule 15d-6                   /__/

Approximate number of holders of record as of the certification or
notice date:    5               .

Pursuant to the requirements of the Securities Exchange Act of 1934, Smarter App World International Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  December 14, 2015         By: Simon Wilby